October 7, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thomas Jones

Re:	Modular Medical, Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed on September 9, 2019
File No. 333-232377

Dear Mr. Jones:

Modular Medical, Inc. (the “Company”) hereby submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated September 26, 2019 (the “Comment Letter”) relating to the above-referenced Amendment No.1 to Registration Statement on Form S-1 September 9, 2019 (the “Registration Statement”).

Set forth below in bold are the Staff’s comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Cover Page

1.	We note that you revised the disclosure on the prospectus cover page to disclose the fixed price at which the securities will be sold in this offering in response to prior comment 1. Please also make corresponding changes elsewhere in the prospectus, such as in the Plan of Distribution and Determination of Offering Price sections.

To comply with the Staff’s request, the Company has added appropriate corresponding disclosure in the “Plan of Distribution” and “Determination of Offering Price” sections of the prospectus. Please note such disclosure was previously made to the Cover Page and in the “Risk Factor” section of the prospectus.

800 West Valley Parkway, Suite 203, Escondido, CA 92025 - 760.392.1343 – modular-medical.com

Overview, page 2

2.	We note your new disclosure in the penultimate paragraph on page 2 that the prospectus contains information from a study commissioned by you and conducted by your consultant. Please file as an exhibit the consent of the consultant. Also file the consent of the consultant whose opinion you cite on page 32.

With respect to the consents requested by the Staff, the Company respectfully submits that neither (i) Kirk Brote Consulting, Inc. (f/k/a Kinetic Innovations, Inc.) (“Kirk Brote”), who as set forth in the prospectus was the third party provider of the study referenced by the Staff, nor (ii) Susan Finneran (the “Company’s FDA Regulatory Consultant”), are “experts” under Rule 436 (“Rule 436”) of the Securities Act of 1933, as amended (the “Securities Act”). Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act (“Section 7”), provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that Kirk Brote as the third party provider of the above study and the Company’s FDA Regulatory Consultant are not among the class of persons subject to Section 7 and Rule 436 as “experts,” unless the Company expressly identifies such providers as experts or the statements are purported to be made on the authority of such providers as “experts.” Accordingly, the Company believes that Kirk Brote and the Company’s FDA Regulatory Consultant are not and should not be considered “experts” within the meaning of the federal securities laws.

In addition, the Company notes that the consent requirements of Rule 436 are directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. Neither the study prepared by Kirk Brote quoted in the prospectus nor the view expressed by the Company’s Regulatory Consultant as stated in the prospectus, was prepared/given in connection with the Registration Statement. As a result of the foregoing, the Company respectfully submits that these third party providers are not experts for purposes of Rule 436, and thus, consents of such parties are not required to be filed as exhibits.

The Company notes that Ms. Finneran was retained in her individual capacity (and not as a principal of Regulatory Compliance Experts, Inc.) pursuant to the Company’s standard consultant contract and that she did not render a written opinion. The “scope of work” set forth in that contract relates specifically to preparing the submission for FDA clearance and such contract does not identify Ms. Finneran as an engineer or other professional within the meaning of Rule 436. The Company has made the appropriate clarifying revisions on pages 3 and 32 of the prospectus.

800 West Valley Parkway, Suite 203, Escondido, CA 92025 - 760.392.1343 – modular-medical.com

Pre-commercialization Steps, page 3

3.	We note the last deletion that you mention in your response to prior comment 12; however, if your proposed product requires modification for the reasons stated in the deleted disclosure, it is unclear why you do not mention those modifications in disclosure like on page 3. Please revise or advise.

In response to the Staff’s Comment No. 12, the Company revised the “Our Business” section of the prospectus contained in Amendment No.1 to the Registration Statement to delete the following sentence:

“We believe such prototype will need to be modified to provide the safety features required to meet today’s standards and manufacturing considerations and to restrain costs.”

The Company’s original expectation, reflected on page 29 of the Registration Statement (filed on June 27, 2019), that its product would be subject to pre-market approval by the FDA (“PMA”) and would require modifications to meet safety standards, was based on the fact that the Company was once considering constructing its product in such a way that insulin was to be inserted in the pump’s cartridge. As the Company is no longer considering constructing its pump in that manner, the Company expects to be subject to the more streamlined 510(k) process, which typically does not involve the clinical trials associated with PMA. Generally, gaining 510(k) clearance turns on demonstrating that the subject product is “substantially equivalent,” in terms of safety and effectiveness, to a previously cleared 510(k) device. As the Company expects to be subject to 510(k) clearance and to demonstrate its insulin pump’s substantial equivalence to a previously cleared product, the Company does not anticipate making further modifications to its pump with regard to safety features or manufacturing considerations. Consequently, the Company believes that the above language is no longer appropriate.

The Offering, page 5

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and advises the Staff that, to date, neither the Company nor anyone authorized on the Company’s behalf, has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act.

800 West Valley Parkway, Suite 203, Escondido, CA 92025 - 760.392.1343 – modular-medical.com

Risk Factors, page 7

5.	We note your response to prior comment 8. If you are required to hold annual meeting and do not hold such meetings, please include appropriate risk factors.

In response to the Staff’s comment, the Company has added the following to the “Risk Factors” section of the Registration Statement:

“We have not held regular annual meetings of stockholders in the past, and, if we are required by the Nevada District Court to hold an annual meeting pursuant to Nevada Revised Statutes §78.345(1), it could result in the unanticipated expenditure of funds, time and other Company resources. Section 2.09 of our Amended Bylaws provides that an annual meeting of stockholders shall be held each year on a date and at a time designated by our board of directors. Section 78.345(1) of the Nevada Revised Statutes provides that, if there is a failure to hold the annual meeting for a period of 18 months after the last election of directors, stockholders owning at least 15% of the voting power of the outstanding common stock may apply to the Nevada district court to order the election of directors. We have not held regular annual meetings of stockholders because approximately 78.52% of our voting stock is owned by our largest stockholders, thereby making it easy to obtain written consent in lieu of a meeting when necessary. In addition, Mr. DiPerna and Manchester, collectively, have the right to appoint 4 out of a maximum of 5 directors that can serve on our board. Moreover, handling matters by written consent allows us to save on financial and administrative resources required to prepare for and hold such annual meetings. To our knowledge, no stockholder or director has requested our management to hold such an annual meeting and no stockholder or director has applied to the Nevada district court seeking an order directing us to hold such annual meeting of stockholders. However, if one or more stockholders or directors were to apply to the Nevada district court seeking such an order, and, if the Nevada district court were to order an annual meeting before we were prepared to hold one, the preparation for an annual meeting of stockholders and the meeting itself could result in the unanticipated expenditure of funds, time, and other Company resources.”

6.	Please expand your response to prior comment 9 to provide us your analysis of the significance of any risk that your officer might have conflicts due to fiduciary duties to multiple entities. For example, would conflicts exist when evaluating a potential acquisition?

The Company respectfully submits that Mr. DiPerna’s involvement with the three entities discussed in our response to Staff Comment No. 9 does not involve any material or significant risk of conflicts due to fiduciary duties (of loyalty, care or otherwise) owed to multiple companies. The Company’s position is based on the fact that the specific lines of businesses in which such entities are engaged are substantially different from the lines of business in which the Company is engaged, their current level of activity and the time which Mr. DiPerna devotes to such entities. First, although Cardiac had once pursued the development of a low cost heart monitor, none of Cardiac, FCP or PFIP is engaged in the production or commercialization of a medical product similar to the Company’s prototype insulin pump. Second, Mr. DiPerna is no longer CEO and is now just a board member of Cardiac, the activities of FCP are nearly dormant given the suspension of his consulting activities and PFIP currently has no operations other than managing patent applications (none of which have or intended to be owned/licensed or otherwise used by the Company) and is expected to be wound down by the end of 2019. Third, in the aggregate, Mr. DiPerna devotes less than three hours per month to the affairs of Cardiac, FCP and PFIP.

800 West Valley Parkway, Suite 203, Escondido, CA 92025 - 760.392.1343 – modular-medical.com

For similar reasons, if Mr. DiPerna were evaluating a potential acquisition candidate for the Company or considering a purchase proposal for the stock or substantially all the assets of the Company and/or contemplating any such or similar situation or transaction, the Company believes that his limited involvement with Cardiac, FCP and PFIP and the lack of cross-over operations of such entities and the Company would not cause a conflict. Moreover, because of the modest capitalization and waning activities of Cardiac, FCP and PFIP, it is highly unlikely that any of them would ever seek to acquire another company and, even if one of them had such an objective, because the specific lines of business in which such entities are engaged are substantially different from those in which the Company is engaged, it is highly unlikely that the target would be an entity that the Company would be interested in acquiring. Likewise, because of the declining activity and limited future duration of Cardiac, FCP and PFIP, it is a highly remote possibility that any of such entities would be the subject of an acquisition proposal which could result in a conflict on the part of Mr. DiPerna.

Operating Expenses, page 37

7.	We note your response to prior comment 15. Please tell us with specificity where you revised the disclosure to clarify the nature of the consulting services mentioned in the second sentence of this section.

In response to the Staff’s request in Comment No.15, the Company had modified the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Expenses ” section of Amendment No.1 to the Registration Statement to clarify the nature of the consulting services mentioned in that section and to clarify what was meant by “increasing outside expenses.” This modified language appears, for the period ended June 30, 2019, in the third paragraph on page 36 and, for the fiscal year ended March 31, 2019, in the fourth to last full paragraph on page 37. The two paragraphs provide as follows:

“For the three months ended June 30, 2019, research and development expenses increased by 418.3% to $703,783 as compared with $135,789 for the quarter ended June 30, 2018. The increase in research and development expenses is primarily due to increased engineering headcount and increasing outside expenses necessary to the design and development of our innovative insulin pump. By “increasing outside expenses,” we mean that, as we continue to implement product design enhancements and progress along the path to FDA clearance, these expenses will escalate.”

“During the fiscal year ended March 31, 2019, research and development expenses increased by 466% to $1,882,345 as compared with $332,642 for the prior fiscal year. The increase in research and development expenses is primarily due to increased engineering headcount and increasing outside expenses necessary to the design and development of our innovative insulin pump. By “increasing outside expenses,” we mean that, as we continue to implement product design enhancements and progress along the path to FDA clearance, these expenses will escalate.”

800 West Valley Parkway, Suite 203, Escondido, CA 92025 - 760.392.1343 – modular-medical.com

Executive Compensation, page 43

8.	Please reconcile the information in footnote (2) to your summary compensation table with the amount included in the Option Awards column of the table. Ensure that the amount included in the table is computed as required by Regulation S-K Item 402(n)(2)(vi).

In response to the Staff’s comment, the Company has revised the summary compensation table and accompanying footnotes presented on page 44 of the prospectus to satisfy the requirements of Regulation S-K Item 402(n)(2)(vi).

Note 1 - Organization and Summary of Significant Accounting Policies Earnings Per Share (“EPS”), page F-9

9.	We note your response to prior comment 25. The revision does not quantify the amount of securities that could potentially dilute basic EPS in the future as required by ASC 260- 10-50-1(c). Please revise to include this information.

In response to the Staff’s comment, the Company has added the required disclosure to quantify the amount of securities that could potentially dilute basic EPS in the future as required by ASC 260-10-50-1(c). Currently, the only potentially dilutive securities are stock options granted to the Company’s employees, directors and consultants. The Company will also include this disclosure in the financial statements in future filings. Set forth below is the disclosure that the Company will include on pages F-9 and F-21:

“For the year ended March 31, 2019, the Company excluded 1,529,908 options to purchase common stock from the computation of diluted net loss per share, as their inclusion would be anti-dilutive.

For the three months ended June 30, 2019, the Company excluded 1,552,594 options to purchase common stock from the computation of diluted net loss per share, as their inclusion would be anti-dilutive.”

Note 5 - Stockholders’ Equity

2017 Equity Incentive Plan, page F-12

10.	We note your revisions in response to prior comment 26 do not address all of the disclosures required by ASC 718-10-50-2(c) through (e). Please revise to provide this information. Refer to the example in ASC 718-10-55-136.

The Company acknowledges that the disclosures presented in Note 5 to the 2018 Form 10-K did not include all of the disclosures required by ASC 718-10-50-2(c) through (e). The Company has revised the disclosures in Note 5 to both its 2018 Form 10-K and Form 10-Q for the quarter ended June 30, 2019. The Company will also include the disclosures required by ASC 718 in the financial statements included in future filings. In response to the Staff’s comment, the Company has included the disclosures required by ASC 718 on pages F-12-13 and F-24-25 of the prospectus.

800 West Valley Parkway, Suite 203, Escondido, CA 92025 - 760.392.1343 – modular-medical.com

Please contact either me or our outside counsel copied hereon, Lawrence Nusbaum and Howard Mulligan of Gusrae Kaplan Nusbaum PLLC, at 212-269-1400, with any questions that you may have.

The Company hereby respectfully submits this letter as of the date first above written.

Very truly yours,

/s/ Paul DiPerna
Paul DiPerna
Chairman, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

CC:	Lawrence G. Nusbaum, Esq.
Howard F. Mulligan, Esq.

800 West Valley Parkway, Suite 203, Escondido, CA 92025 - 760.392.1343 – modular-medical.com